

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Gregory Dean Gibb
Director and Chief Executive Officer
Lufax Holding Ltd.
No. 1333 Lujiazui Ring Road 15/F
Pudong New District, Shanghai
People's Republic of China

> **Re: Lufax Holding Ltd.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 22, 2020**
> **CIK No. 0001816007**

Dear Mr. Gibb:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Mix and Pricing of Products and Services, page 98

1. We note your response to comment 1 and revised disclosures on page 98, which state that early repayment accounted for 43% of the total attrition for the general unsecured loans and 70% of the total attrition for the secured loans during the six months ended June 30, 2020. Please revise to disclose the gross dollar amount of early payments applied against the loan principal during each period presented.

2.   We note from your disclosures on page 98 that borrowers are more likely to repay their loans during a falling interest rate environment in order to refinance their loans at lower interest rates. Please address and revise your disclosures to clarify the following:

- Tell us if you permit borrowers to refinance their loans on your platform to a lower interest rate without early payment;

- Tell us if you permit borrowers to take out more than one loan at a time on your platform;

- Tell us if you permit borrowers to take out a new loan at a lower interest rate and use the proceeds of that new loan to pay off their existing loan; and

- Tell us how you monitor the amount of loans that borrowers may undertake from other lending platforms.

Business
Insured or Guaranteed by Third Parties, page 176

3.   We note your response to comment 7 stating that you do not have the exact amount of insurance claims and reimbursements between the funding partners and credit enhancements partners for off-balance sheet loans. Please explain to us how you are able to reliably estimate the repayment period for the off-balance sheet loans, which you describe in your response to comment 6 and as disclosed on page 103, without knowing the repayment activity, inclusive of any insurance claims and reimbursements, for the off-balance sheet loans.

4.   We note your disclosure of the amount of claims submitted and reimbursed from credit enhancement partners on page 177. Given the significant amount of claims activity and volume of loans covered by credit enhancement partners, please tell us and revise to provide expanded disclosure as to how you continually assess the creditworthiness of your credit enhancement partners. For example, tell us and disclose how you evaluate their liquidity position to pay such claims, capital adequacy, leverage, risk-based ratios, metrics or other financial measures. In addition, tell us if there are any maximum capital limitations that restrict the credit enhancement partners ability to provide coverage over a certain threshold.

Products and Product Partners, page 185

5.   We note your disclosure of average take rate for current products along with the definition on page 186. Please provide us with an example and illustrative calculation of average take rate for your current products, as well as an example calculation showing how average take rate correlates to the related revenue stream.

Notes to Consolidated Financial Statements
21. Accounts and other receivables and contract assets, page F-82

6.   We note your response to comment 10 and revised disclosures on page F-83. Given that a significant portion of these receivables have been outstanding for a significant timeframe, please revise to disclose, for each period presented the following:

- the receivable amounts in the foreclosure process;

- the payment amounts received due to payment relief; and

- the receivables sold and the corresponding gain or loss recognized upon such sales.

Further, given the significant uncertainty relating to these types of receivables, address why it is not more appropriate to charge-off the receivables reducing the established allowance and recording any amounts subsequently recovered when they are received.

Notes to Unaudited Condensed Consolidated Interim Financial Statements
16. Loans to customers, page F-132

7.   We note your response to comment 11 identifying that part of the reason the DPD 90+ increased while stage 3 loans decreased from December 31, 2019 to June 30, 2020 was because 88% of the on-balance sheet loans were covered by external credit enhancement partners and will be paid off once these loans are delinquent for 80 days and thus are not included in stage 3. Based on your response, it is unclear how this aspect of your response addresses the inconsistency between DPD 90+ and stage 3. If these loans are paid off by credit enhancement partners when they are delinquent for 80 days, then tell us why they would be included in your DPD 90+ delinquency rates. In addition, tell us the average lag time it takes to receive reimbursement from the credit enhancement partners.

8.   We note your response to comment 12 explaining the relationship, trends and changes to your total loans, ECL and ECL provision ratio from December 31, 2019 to June 30, 2020 considering the various economic factors. Please address the following:

- Provide us with a table summarizing your total loans, ECL and ECL provision ratio, all excluding the loan balances covered by credit enhancements, by stages 1, 2 and 3 and days past due as of December 31, 2019 and June 30, 2020; and

- As it relates to the portion of the response where you explain why the ECL provision rate for your stage 1 loans decreased from December 31, 2019 to June 30, 2020 because most newly originated loans were not due or were overdue for less than 30 days, tell us how this correlates to the increase in your DPD 30+ delinquency rates disclosed on page 178, which showed an increase from December 31, 2019 to June 30, 2020.

You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance